Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 25, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Dealer Services Holdings LLC

Form 10

File No. 001-36486

Ladies and Gentlemen:

On behalf of our client, Dealer Services Holdings LLC, a Delaware limited liability company (the “Company”), we hereby submit for review in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement on Form 10 of the Company (the “Registration Statement”), which was submitted for review to the Securities and Exchange Commission (the “Commission”) on June 10, 2014.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Barbara C. Jacobs, dated July 7, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the Amendment No. 1 and to the information statement included therein.

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form 10

Exhibit 99.1: Preliminary Information Statement

General

1.	As you know, your registration statement on Form 10 will be effective automatically 30 days after the Commission receives a certification that your

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July 25, 2014

common stock has been approved by an exchange for listing and registration, unless you request acceleration for an earlier effective date or withdraw your filing. See Section 12(d) of the Securities Exchange Act of 1934. Please advise us when you intend to complete the missing portions of your information statement and file your pending exhibits. Further, please advise us of the timing of your distribution.

Response to Comment 1

The Company confirms its understanding that the Registration Statement will be effective automatically 30 days after the Commission receives a certification that the Company’s common stock has been approved by an exchange for listing and registration, unless it requests acceleration for an earlier effective date or withdraws its filing. The Company intends to complete the missing portions of its information statement and file its pending exhibits in subsequent amendments to the Registration Statement as promptly as possible when the information becomes known and exhibits are finalized or approved by the Company prior to the distribution. The Company acknowledges that the Staff will need sufficient time to review these missing information and exhibits.

2.	On pages 37, 127, 140, and 144, you qualify your disclosure or statements in their entirety or in all respects by references to other documents. Please remove these disclaimers and provide a materially complete discussion or description of these documents, as appropriate.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 37, 130, 143 and 147 of Amendment No. 1.

Industry and Market Data, page i

3.	Please provide us supplemental copies of the reports or other source documentation that you cite in your summary and business section from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your information statement.

Response to Comment 3

The Company has supplementally provided to the Staff highlighted copies of the reports and other source documentation that the Company cites in its summary and business section from which market or other data is extracted, with cross-references to an annotated copy of certain pages of Amendment No. 1 highlighting such statements.

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Summary

Our Company, page 1

4.	On page 1 of your summary and in your letter to stockholders, management’s discussion and analysis and business section, you disclose you are “the largest global provider of integrated information technology and digital marketing/advertising solutions to the automotive retail industry.” Please revise to clarify by what measure you claim you are the “largest,” such as revenues or market share. Please also supplementally provide us the basis for your belief, such as third-party reports.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment. Please see the Company’s letter to stockholders and pages 1, 5, 54, 75, and 80 of Amendment No. 1. In addition, the Company has supplementally provided to the Staff the basis for its statement that the Company is “the largest global provider, both in terms of revenue and geographic reach, of integrated information technology and digital marketing/advertising solutions to the automotive retail industry.”

5.	Please revise to clarify what you mean by your comprehensive suite of integrated solutions is “unmatched” by any single competitor. For example, it is not clear whether you are referring to having a larger market share than your competitors, whether you offer a unique combination of marketing and automotive retail applications, or whether no competitors offer similar marketing or automotive retail applications that you provide to your customers.

Response to Comment 5

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 1, 4, 54, 75, and 80 of Amendment No. 1.

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6.	You reference your “40 years of experience” on pages 3, 54 and 73, however, the registrant did not exist prior to May 2014. Please clarify that such prior experience relates to operations conducted by ADP.

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment. Please see page 1 of Amendment No. 1.

Questions and Answers About the Distribution, page 9

7.	Please revise the first and/or second question and answer on page 11 to address why ADP is requiring Dealer Services to pay a dividend and fund it through debt financing arrangements.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment. Please see page 11 of Amendment No. 1.

8.	Please add a question and answer to discuss the timing as to why ADP is spinning off Dealer Services now.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment. Please see page 9 of Amendment No. 1.

9.	Please add a question and answer to discuss the conflicts of interests between ADP management and Dealer Services in structuring the spin-off and related transactions such as the dividend distribution. For example, you should consider inquiries that address whether there is any independent oversight of the structure of the spin-off beyond ADP management, such as an independent committee or fairness opinion.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 11-12 of Amendment No. 1.

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Distribution, page 38

10.	Please revise to clarify how the board will determine the size of the dividend distribution to be paid to ADP.

Response to Comment 10

The Company believes that the Staff’s comment is addressed on page 39 of Amendment No. 1. The Company’s disclosure indicates that in determining the appropriate size of the dividend from the Company to ADP, ADP’s management and board of directors will consider various factors, including:

•	the potential credit ratings for the Company under various debt scenarios;

•	the appropriate mix of debt and equity in the capitalization of the Company, reflecting the amount of leverage it would have if it had been operating as an independent, publicly owned company prior to the separation; and

•	the amount of proceeds that could be distributed tax-free from the Company to ADP, which depends upon and cannot exceed ADP’s tax basis in the assets it contributes to the Company prior to the distribution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 54

11.	On pages 55 and 56, you discuss factors affecting the comparability of your financial results, such as your separation from ADP and need for financing. Beyond these factors, please revise to include in your overview a discussion of the material events, trends, and uncertainties you face in your industry. You should provide a discussion of how these additional expenditures, if material, will affect your results of operation and liquidity. See Section III.B. of SEC Release No. 33-8350 for more guidance. For example, please consider providing a description of the costs needed to expand your business internationally or need to invest in research and development for new solutions.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 55-56 of Amendment No. 1.

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12.	Please revise to include a qualitative and quantitative discussion of the key metrics that management uses to evaluate your business. For example, consider renewal rates for your automotive retail information technology solutions or the value of advertising placed through your digital marketing platform. We note on pages 62 and 63, you reference improved revenue retention and transaction volume as reasons why your revenue increased in the relevant periods, but do not provide any quantitative information to support these disclosures beyond revenue growth.

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 58, 64-66 of Amendment No. 1.

Liquidity and Capital Resources, page 63

13.	Your disclosures appear to be a recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Release No. 33-8350.

Response to Comment 13

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 67-69 of Amendment No. 1.

Quantitative and Qualitative Disclosures about Market Risk, page 67

14.	Tell us why you have not provided any quantitative analysis pursuant to Item 305 of Regulation S-K. You refer to the use of derivatives to manage your risk, however, the financial statements and disclosures do not provide any disclosure related to derivatives. In addition, clarify why you discuss warranties that relate to the performance of your service offerings within this item. Indicate whether your warranties are subject to market risk. Further, describe the nature of the collateral arrangements referred to in this disclosure.

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Response to Comment 14

The Registration Statement has been revised in response to the Staff’s comment to include quantitative analyses of interest rate risk and foreign currency exchange rate risk, to clarify that the Company does not use derivatives to manage risk but may do so in the future and to eliminate the references to representations and warranties and collateral arrangements. Please see pages 69-70 of Amendment No. 1.

Critical Accounting Policies

Revenue Recognition, page 69

15.	You disclose in your revenue recognition policy that you offer various hardware elements in connection with your sales of DMS and integrated solutions. Please tell us what consideration was given to the application of the provisions of ASC 985-605-15-3 to determine whether your software element is essential to the functionality of your hardware. In this regard, please explain whether the hardware has substantive functionality without the software such that a customer could reasonably be expected to purchase the hardware without the software. Additionally, explain whether the hardware is commonly sold without the software or sold as a package solution. Further, address whether the hardware is available through other vendors and compatible with other vendor’s software. Lastly, if the hardware is delivered prior to the delivery or installation of the software, please tell us whether the payment for the hardware is contingent on delivery or successful installation of the software deliverable.

Response to Comment 15

Revenue associated with sales of hardware accounted for approximately 2% of the Company’s total revenues in fiscal year 2013. The Company’s hardware sales consist of telephony products, laser printers, and network equipment, which comprise an insignificant part of the total packaged DMS software solution being provided to its customers. In considering ASC 985-605-15-3 and ASC 985-605-15-4, the Company believes its software is not essential to the functionality of the hardware products .

For the Company’s telephony and laser products sold in its software license arrangements, the Company accounts for these deliverables as software related elements due to the complex interface of these products with its DMS product. As such the Company does not sell telephony or laser products without the software, but rather only sells this hardware as part of a packaged solution. The Company’s telephony product and laser printers are not available through other vendors and are not compatible with other vendors’ software.

For the Company’s network equipment sold in its software license agreements, these products typically consist of hardware servers and related computer

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equipment, which are available through other vendors and compatible with other vendor’s software. In accordance with ASC 985-605-15-3, the Company accounts for network equipment as non-software elements outside the scope of ASC 985-605. Payment for hardware is due on successful installation of the software deliverable.

16.	We also note that you disclose that revenues are generated from fees attributed to hardware rentals. Please tell us will consideration was given to the applicability of the lease guidance, ASC 840, to your arrangements that include hardware rentals.

Response to Comment 16

Revenue associated with hardware rentals accounted for approximately 2% of the Company’s total revenues in fiscal year 2013. The Company has considered the guidance in ASC 840-10-15, along with the materiality of such revenues. The Company accounts for hardware rentals as operating leases.

17.	Your disclosure indicates that your hosting arrangements provide for hardware, installation, and support and maintenance. Please explain how you identify the separate units of accounting in these arrangements. We refer you to ASC 605-25-25-5. In this regard, tell us in further detail how you are accounting for these arrangements, whether you consider the elements within these arrangements to be separate units of accounting, whether you have any obligations to refund any fees under any circumstances, and how you account for such refunds. Please also tell us how the revenues for each of the elements are recognized. If the revenues for all the elements are recognized ratably, then explain to us how you determined this method of recognition was appropriate and provide the guidance used to support your conclusion.

Response to Comment 17

The Company accounts for hosting arrangements in accordance with ASC 605-25 as its customers do not have the contractual right to take possession of the software at any time without significant penalty. To identify separate units of accounting, the Company follows the guidance in ASC 605-25-25-5. The deliverables in the Company’s hosting arrangement typically include the monthly hosting service (which includes support and maintenance), hardware (telephony and laser printer products), and installation. The Company believes the deliverables in these transactions are considered one unit of accounting. In consideration of whether each or a combination of deliverables represent a separate unit of accounting under ASC 605-25-25-5, the Company believes the hardware, installation, and support and maintenance service have no standalone value to

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its customers without the monthly hosting service. The telephony and laser printer products operate interdependently with the DMS software being hosted by the Company. The support and maintenance and installation services have no standalone value to its customers without the on-going hosting services. Therefore, the Company has determined that all deliverables in its hosting arrangement are considered as one unit of accounting. Additionally, the Company has no obligation to refund any fees under any circumstances.

Further, Question 2 of Staff Accounting Bulletin Topic 13.A.3(f), “Nonrefundable Up-Front Fees,” states, in part:

“The services specified in the arrangement are performed continuously over the contractual term of the arrangement (and any subsequent renewals). Therefore, the staff believes that Company A should recognize revenue on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer.”

Therefore, the Company believes revenue for the single unit of accounting should be recognized on a straight-line basis because the hosting services are expected to be delivered ratably over the contractual hosting period.

18.	Disclose how you are allocating the arrangement fee to each element or deliverable identified in an arrangement. Further, describe how you account for arrangement(s) with a customer that contains software-related and non-software related elements, if any. We refer you to ASC 985-605-15-4A.

Response to Comment 18

The Registration Statement has been revised in response to the Staff’s comment. Please see page 72 of Amendment No. 1.

For the Company’s software arrangements in the scope of ASC 985-605, the Company does not have VSOE of fair value of the individual elements and therefore we recognize revenues ratably over the post contract support period. For the Company’s multiple element arrangements in the scope of ASC 605-25, it allocates the arrangement fee to each element based on relative selling price. The Company does not have material arrangements that contain both software-related and non-software related elements.

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19.	We note that you earn revenue from transactional services. Please clarify whether you are presenting the fee or commission as revenue in connection with providing auto retailers interfaces with third parties instead of the gross transactional cost paid to the third parties for such services. Also, disclose how you separate this arrangement from other solutions provided to your customers (i.e., stand-alone value). Describe your basis for separately accounting for the revenue earned from this service.

Response to Comment 19

The Registration Statement has been revised in response to the Staff’s comment. Please see page 72 of Amendment No. 1.

The Company presents the fee from providing auto retailers certain transactional services as revenue. The Company has considered the guidance provided by ASC 605-45-45 in determining whether to report revenue gross or net of the transactional cost paid to third parties for such services. In all such arrangements, the Company is the primary obligor responsible for providing clients with the service and has complete latitude in establishing price charged to clients. The contractual relationship is between the Company and its customer, and the third party does not have a contractual relationship with the customer. Furthermore, the Company is the responsible party for delivering the transactional services to its customers and is responsible for determining the service specifications. When multiple suppliers exist, the Company has discretion in supplier selection and has credit risk for all amounts billed to its customers. The aforementioned are all indicators that the Company is the principal in these transactions, which supports presenting the fee from providing auto retailers certain transactional services as revenue.

The Company’s transactional services include credit reports, vehicle registration, and sales leads. These services are optional to its customers and are provided separately and after the initial software or hosting arrangement execution. The Company recognizes revenue on these services as delivered and when all the revenue recognition criteria under ASC 605-20 are met. To the extent these transactional services are executed with the original software license arrangements, the Company accounts for these services as non-software elements in the arrangement in accordance with ASC 985-605-14A. To the extent

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these transactional services are executed with its hosting arrangements, the Company accounts for these transaction services as a separate unit of accounting in accordance with ASC 605-25-25-5. The Company believes these transactional services have standalone value to its customers as these services are not dependent on its DMS product, have value to its customers without the software, and are often sold on a standalone basis.

Goodwill, page 70

20.	Please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test. Alternatively, disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Response to Comment 20

The Registration Statement has been revised in response to the Staff’s comment. Please see page 72 of Amendment No. 1.

Description of Certain Indebtedness, page 72

21.	Please revise to describe the material terms of the prospective financing arrangements when available, including any material conditions, financial covenants, or restrictions. Further, please file the credit agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 21

The Company acknowledges the Staff’s request and will update the Registration Statement once the material terms of the prospective financing arrangements are available and will file the credit agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K as applicable.

Business, page 73

Our Market Opportunity

Automotive Retail Information Technology, page 75

22.	On page 75, you disclose your estimate that the “automotive retail information technology spend from retailers and OEMs in the countries [you] serve to be approximately $14 billion in 2013 and will reach approximately $16.4 billion by 2017, representing a CAGR of approximately 4%.” Please revise to provide the basis for these estimates.

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Response to Comment 22

The Registration Statement has been revised in response to the Staff’s comment. Please see page 77 of Amendment No. 1.

Automotive Retail Solutions, page 81

23.	Please revise to clarify your relationship with OEMs and whether you generate any significant Automotive Retail information technology from them. On pages 21 and 81 you reference DMS integration and setting OEM technical standards, but it is unclear whether you sell any of your solutions on pages 82 through 84 to OEMs directly, or merely coordinate with OEMs to sell solutions to their associated dealers. Further, it is unclear whether a retailer or retailer group may purchase your solutions without approval or agreements with their associated OEM.

Response to Comment 23

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 21 and 83 of Amendment No. 1.

24.	We note that you offer a large number of software-based solutions for your automotive retail customers. Please revise to clarify whether any individual solution generates a material amount of revenue. Further, please clarify whether each solution may be used separately from one another, or whether a particular solution, such as your dealer management system, must be implemented first before others may be added.

Response to Comment 24

The Registration Statement has been revised in response to the Staff’s comment. Please see page 84 of Amendment No. 1.

Digital Marketing Solutions, page 84

25.	Please revise to clarify the amount of revenue that you generate in your various Digital Marketing Solutions product offerings. Also, please clarify how you generate revenue in each product line, such as commissions, monthly subscription fees, separately negotiated engagement, etc.

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Response to Comment 25

The Registration Statement has been revised in response to the Staff’s comment. Please see page 87 of Amendment No. 1.

26.	Please revise to clarify how much of your Digital Marketing Solutions revenue is related to OEMs versus automotive retailers.

Response to Comment 26

The Registration Statement has been revised in response to the Staff’s comment. Please see page 86 of Amendment No. 1.

27.	You disclose on page 84 that General Motors is your most significant OEM client. Please advise us whether you have any agreements with General Motors for which you are substantially dependent. If yes, please file any material agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 27

The Company does not have any agreements with General Motors upon which the Company is substantially dependent.

Sales and Marketing, page 86

28.	You reference a direct sales force for your automotive retail information technology business. Please clarify whether you have any alternative sales channels.

Response to Comment 28

The Registration Statement has been revised in response to the Staff’s comment. Please see page 88 of Amendment No. 1.

29.	Please revise to clarify when your use of the ADP brand or trademarks will cease, as disclosed on page 32 in the risk factors section, and discuss any marketing initiatives of your new brands or trademarks.

Response to Comment 29

The Registration Statement has been revised in response to the Staff’s comment. Please see page 89 of Amendment No. 1.

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Technology and Operations, page 87

30.	You reference on page 87 your solutions are hosted on certified data centers and “cloud technologies provide promise for a highly optimized suite of solutions.” Please revise to clarify whether your software solutions are cloud-based, or whether they are primarily located on clients’ hardware.

Response to Comment 30

The Registration Statement has been revised in response to the Staff’s comment. Please see page 89 of Amendment No. 1.

Automotive Retail Regulation, page 89

31.	Please advise us whether a discussion of the state dealer franchise laws that separate the relationships between OEMs and automotive retailers is necessary, including recent legal challenges or changes to such laws.

Response to Comment 31

The Company does not believe that a discussion of state dealer franchise laws is necessary, as it does not believe there are likely to be any material changes to the automotive retailing market structure in the foreseeable future.

Over the course of the past year, there has been some high-profile press coverage of dealer franchise laws and dealer/OEM dynamics, primarily relating to attempts by Tesla Motors to engage in direct sales in Texas and a handful of other states. The discussion of Tesla, however, relates to a new market entrant and that entrant’s desire to directly market its vehicles without the use of a franchise dealer network. Legal challenges brought by Tesla against state dealer franchise laws have so far failed to invalidate or change such laws and, while Tesla indicated a desire to pursue federal legislation to secure an exemption from such laws, the Company is not aware that there has been any progress in that effort.

While the Company monitors developments with new market entrants such as Tesla, Tesla’s share of the overall vehicle market is immaterial (less than 50,000 units for 2014 versus a projected 17.8 million units in North America for the same period). Additionally, not all new market entrants eschew the franchise dealer structure (e.g., Fiat’s decision to use franchise dealers when re-introducing the brand to North America in 2010).

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Beyond the Tesla press, there has been little discussion of broad-reaching changes to the structure of dealer/OEM relationships for existing franchise networks. In fact, recent history has shown that, when OEMs with existing franchise networks launch new vehicle brands, they award new franchises and work within the existing market structure rather than risk alienating their dealer networks (e.g., Toyota’s use of franchisees to retail its Scion brand, BMW’s use of franchisees to retail MINI vehicles, and General Motor’s use of franchisees to retail its Saturn brand).

For these reasons, the Company does not believe that it would be material or particularly beneficial to investors to include a discussion of state dealer franchise laws.

Management, page 91

32.	Please revise to identify your initial board of directors following the distribution.

Response to Comment 32

The Company acknowledges the Staff’s request and will update the Registration Statement once the initial board of directors has been determined.

Executive Compensation, page 94

33.	Please revise this section to clarify the effect of the Employee Matters Agreement with the ADP compensation plans, such as the 2008 Omnibus Award Plan, Deferred Compensation Plan, Supplemental Officers Retirement Plan, and Change in Control Severance Plan for Corporate Officers.

Response to Comment 33

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 129-130 of Amendment No. 1.

Condensed Combined Statements of Comprehensive Income, pages F-2 and F-12

34.	As previously noted, the majority of your software arrangements provide licenses, hardware, installation, and support and maintenance as well as hardware rentals. Please tell us what consideration was given to separately displaying revenue from products and revenue from services as well as rental income in the income statement. We refer you to Rule 5-03(b) of Regulation S-X.

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Response to Comment 34

The Company has considered the presentation requirements under Rule 5-03(b) of Regulation S-X, which require that the statement of income present sales by tangible products, operating revenues of public utilities or others, income from rentals, revenues from services, and other revenues if income derived from more than one of the categories is greater than 10% of total revenue. Under Rule 5-03 of Regulation S-X, “each class which is not more than 10% of the sum of the items may be combined with another class.”

The Company’s revenues are comprised of revenues from services, sales of tangible products, and income from rentals. The Company’s revenues overwhelmingly come from “revenues from services.”

The Company is not in the business of selling tangible goods. Nonetheless, a portion of its revenues come from “sales of tangible products,” which the Company defines as instances in which it delivers a tangible good to the client. The amounts related to these sales are less than 10% of total revenues for each period presented. The types of tangible goods primarily include:

•	software licenses sold with on-site DMS;

•	computer hardware primarily used in support of on-site DMS, network and telephone solutions; and

•	forms, supplies, toner cartridges and paper used in conjunction with document management solutions.

The Company generates some income from rentals, predominantly network equipment and laser printers leased to customers in conjunction with the Network Support and Laser Printer Service businesses. The amounts related to these sales are less than 10% of total revenues for each period presented.

The Company will continue to monitor its percentage of revenue associated with the sale of tangible products revenue and rental income and modify disclosures as appropriate should either exceed the 10% threshold.

Condensed Combined Balance Sheets, pages F-3 and F-14

35.	Please tell us what consideration you gave to separately presenting items classified within your “accrued expenses and other liabilities” caption for any item in excess of 5 percent of total current liabilities. We refer you to Rules 5-02(19) and (20) of Regulation S-X.

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Response to Comment 35

The Company has reviewed and given due consideration to Rules 5-02(19) and (20) of Regulation S-X. As it relates to Rule 5-02(19), the Company has disclosed its amounts payable to its trade creditors within the Balance Sheet caption titled “Accounts Payable” and the amounts payable to ADP and other affiliated parties within the line item “Notes payable to affiliated parties.” Further, as it relates to Rule 5-02(20), the Company’s Balance Sheet caption titled “Accrued expenses and other current liabilities” does not contain any individual items in excess of 5% of total current liabilities for any of the Balance Sheet periods presented.

Condensed Combined Statements of Cash Flows, pages F-4 and F-15

36.	Please describe the nature of the line items “Other” and “Net return of investments from parent and affiliates” presented as a financing activity. Consider clarifying the nature of these items within your financial condition, liquidity and capital resource disclosures on page 65.

Response to Comment 36

The Company advises the Staff that the nature of the line item “Other” within financing activities on our Statements of Cash Flows is related to cash payments for previously consummated acquisitions (i.e., holdbacks and earn-outs) and the excess tax benefit on stock-based compensation.

The Company further advises the Staff that the nature of the line item “Net return of investments from parent and affiliates” represents the total net effect of the settlement of intercompany transactions between the Company and ADP and its affiliates that are considered to be effectively settled at the time the transaction is recorded as well as the net effect of shared service allocations made for the purpose of preparing the carve-out financial statements.

The Registration Statement has been revised in response to the Staff’s comment to include a clarification of the nature of the line item “Net return of investments from parent and affiliates.” Please see page 67 of Amendment No. 1. Due to the size of the line item titled “Other,” the Company does not believe that a description of the nature of these items is material to an investor. The Company also advises the Staff that to the extent that a component of “Other” is a significant driver of Financing cash flows, such as in fiscal 2013 as compared to fiscal 2012, we have disclosed this within our financial condition, liquidity and capital resource disclosure.

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Employee Benefit Plans, pages F-10 and F-29

37.	We note your disclosure that you have a supplemental defined benefit pension plan for certain key officers. Please tell us your consideration for providing all of the disclosures required by ASC 715-20-50-1 for this plan.

Response to Comment 37

The Company has a supplemental defined benefit pension plan for certain key officers. The Company considered whether the disclosure requirements included within ASC 715-20-50-1 were applicable and determined that they were not.

The Company does not believe these disclosures are applicable to the Company as it is ADP, and not the Company, that sponsors these plans. As disclosed on pages F-10 and F-29 of Amendment No. 1, the assets and liabilities of these plans are to stay with the Parent, which is ADP. As the employees of the Company participate in ADP’s employee benefit plans, the Company’s carve-out income statement includes an allocation of pension expense as net periodic pension expense. The Company refers the Commission to the Basis of Preparation Footnotes, which, in relation to the allocations made from ADP to the Company states, “[t]he allocation of benefits is based on the approximate benefit claims or payroll costs directly related to the company as compared to ADP’s total claims and payroll costs,” on pages F-6 and F-18 of Amendment No. 1.

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Securities and Exchange Commission

July 25, 2014

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3124 or Noah A. Gold at (212) 373-3495.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	Steven J. Anenen

Dealer Services Holdings LLC

Kenneth J. Gladish, Esq.

Dealer Services Holdings LLC